SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              ---------------------


                                  SCHEDULE 13D
                                  (Rule 13d-1)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                    TO RULES 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 12)(1)

                            MARVEL ENTERPRISES, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    57383M108
                                 (CUSIP Number)

                            Michael L. Zuppone, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 318-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 15, 2004
             (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

---------------

        1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------               --------------------------------
CUSIP No. 57383M108                    13D             Page 2 of 7 Pages
---------------------------------               --------------------------------


-------- -----------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Isaac Perlmutter
-------- -----------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|

                                                                      (b)  |X|
-------- -----------------------------------------------------------------------
3.       SEC USE ONLY
-------- -----------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         PF
-------- -----------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                     |_|
-------- -----------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
-------- -----------------------------------------------------------------------
                      7.     SOLE VOTING POWER
      NUMBER OF
                             29,039,413
       SHARES         ------ --------------------------------------------------
                      8.     SHARED VOTING POWER
    BENEFICIALLY
                             0
      OWNED BY        ------ --------------------------------------------------
                      9.     SOLE DISPOSITIVE POWER
        EACH
                             29,039,413
      REPORTING       ------ --------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER
     PERSON WITH
                             0
-------- -----------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,039,413
-------- -----------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                   |_|
-------- -----------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         26.1%
-------- -----------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------               --------------------------------
CUSIP No. 57383M108                    13D             Page 3 of 7 Pages
---------------------------------               --------------------------------


-------- -----------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Object Trading Corp.
-------- -----------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|

                                                                      (b)  |X|
-------- -----------------------------------------------------------------------
3.       SEC USE ONLY
-------- -----------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                     |_|
-------- -----------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida
-------- -----------------------------------------------------------------------
                      7.     SOLE VOTING POWER
      NUMBER OF
                             14,622,680
       SHARES         ------ --------------------------------------------------
                      8.     SHARED VOTING POWER
    BENEFICIALLY
                             0
      OWNED BY        ------ --------------------------------------------------
                      9.     SOLE DISPOSITIVE POWER
        EACH
                             14,622,680
      REPORTING       ------ --------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER
     PERSON WITH
                             0
-------- -----------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,622,680
-------- -----------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                   |_|
-------- -----------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         13.9%
-------- -----------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         CO
-------- -----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------               --------------------------------
CUSIP No. 57383M108                    13D             Page 4 of 7 Pages
---------------------------------               --------------------------------


               This Amendment No. 12 to Schedule 13D is being filed on behalf of Isaac Perlmutter and Object Trading Corp. ("Object Trading") to amend and supplement the original Schedule 13D and all Amendments thereto, which were filed with the Securities and Exchange Commission on behalf of (1) Zib, Inc. ("Zib"); (2) Isaac Perlmutter Trust 01/28/1993 (the "Trust"); (3) Object Trading; (4) the Laura & Isaac Perlmutter Foundation Inc.; (5) Isaac Perlmutter;
(6) Biobright Corporation; (7) Classic Heroes, Inc.; and (8) Tangible Media, Inc., with respect to the ownership of common stock of Marvel Enterprises, Inc. ("Marvel"). Mr. Perlmutter and Object Trading are together referred to in this Statement as the "Reporting Persons." This amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

Item 1.        Security of Issuer.

               Unchanged.

Item 2.        Identity and Background.

               Item 2(a)-(c) is hereby amended and restated as follows:

               (a)-(c)This Statement is filed on behalf of Isaac Perlmutter and Object Trading.

               The principal business of Object Trading is investment. The business address and the principal executive office of Object Trading is 10 East 40th Street, New York, New York 10016.

              Currently, Mr. Perlmutter is employed by Marvel as Vice Chairman of its Board of Directors. On October 15, 2004, Marvel issued a press release announcing that Mr. Perlmutter has been named Chief Executive Officer, effective January 1, 2005. Mr. Perlmutter's appointment as Chief Executive Officer was reported by Marvel on a Form 8-K filed with the Securities and Exchange Commission on October 19, 2004.

              Marvel is one of the world's most prominent character-based entertainment companies. The business address and the principal executive office of Marvel is 10 East 40th Street, New York, New York 10016.

Item 3.        Source and Amount of Funds or Other Consideration.

               Unchanged.

Item 4.        Purpose of Transaction.

               Item 4 is hereby amended by adding the following:

               As described in Item 2 above, Mr. Perlmutter is actively involved in the management of Marvel, currently, as Vice Chairman of its Board of Directors and, as of January 1, 2005, as its Chief Executive Officer.

Item 5.        Interest in Securities of the Issuer.

               Item 5 is hereby amended and restated as follows:

               (a) As of October 26, 2004, the Reporting Persons (including all executive officers and directors set forth in Schedule I) may be deemed to beneficially own an aggregate of 29,039,413 shares of common stock, par value $0.01 per share (the "Common Stock"), of Marvel, representing approximately 26.1% of the shares of Common Stock that either are currently outstanding or would be outstanding upon the exercise of options held by the Reporting Persons.

               (b) Mr. Perlmutter may be deemed to possess the sole power to vote and dispose of an aggregate amount of 29,039,413 shares of Common Stock. Mr. Perlmutter owns directly (i) 3,036,026 currently outstanding shares of Common Stock and (ii) options that are immediately exercisable for 6,425,000 shares of Common Stock. As the sole stockholder of Object Trading, Mr. Perlmutter beneficially owns 14,622,680 shares of Common Stock owned by this entity. Finally, because the Trust is the sole stockholder of Zib, which owns 3,694,645 shares of Common Stock, and because Mr. Perlmutter is a trustee and the sole beneficiary of the Trust, which owns 1,261,062 shares of Common Stock, he may be deemed to beneficially own the combined amount of 4,955,707 shares of Common Stock owned by these two entities.

               Object Trading may be deemed to possess the sole power to vote and dispose of 14,622,680 shares of Common Stock. With regard to each executive officer and director of Object Trading such individuals have the sole power to vote and dispose of that amount of Common Stock set forth on Schedule I attached hereto.

               (c) During the past sixty days, the Reporting Persons have not effected any transactions in shares of Common Stock.

               (d) Not applicable.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

               Unchanged.

Item 7.        Material to be Filed as Exhibits.

Exhibit 1 Share Disposition Agreement, dated as of July 9, 2004, by and between Marvel and Isaac Perlmutter (incorporated by reference to Exhibit 10.3 to Marvel's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.)




                              (Page 5 of 7 Pages)

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 27, 2004                            /s/ Isaac Perlmutter
                                            ------------------------------------
                                            Isaac Perlmutter


Dated:  October 27, 2004                    OBJECT TRADING CORP.


                                            By:    /s/ Isaac Perlmutter
                                                --------------------------------
                                            Name: Isaac Perlmutter
                                            Title: President







                              (Page 6 of 7 Pages)

                                   SCHEDULE I
                                   ----------

                        EXECUTIVE OFFICERS AND DIRECTORS

        The name and present principal occupation or employment of each of the executive officers and directors of Object Trading are set forth below.

Object Trading Corp.
--------------------

                                 Present Principal            Business           Marvel
Name and Positions Held       Occupation or Employment         Address          Ownership
-----------------------       ------------------------         -------          ---------

Isaac Perlmutter                     Officer of             P.O. Box 1028       29,039,413
President and sole Director        Marvel (as of            Lake Worth, FL
                              January 1, 2005, as its       33460
                              Chief Executive Officer)










                              (Page 7 of 7 Pages)